Harvest Energy Trust – News Release
(HTE.UN – TSX; HTE - NYSE)

HARVEST ENERGY TRUST ANNOUNCES EXPANSION OF CREDIT FACILITY
THROUGH SECONDARY SYNDICATION

Calgary, April 3, 2006 (TSX: HTE.UN; NYSE: HTE) – Harvest Energy Trust ("Harvest" or the "Trust") is pleased to announce that as planned, it has completed a secondary syndication of its credit facility resulting in a broadening of its banking group and an increase in its three year extendible revolving facility to C$900 million.

Harvest has currently drawn C$160 million under this credit facility, leaving approximately $740 million of undrawn capacity to pursue value-added acquisition and property optimization opportunities.

Harvest is one of Canada's largest conventional oil and natural gas royalty trusts. We are actively managed and strive to maintain or increase cash flow per unit through our strategy of acquiring, enhancing, and producing crude oil, natural gas and natural gas liquids. Distributions to unitholders are based on funds flow from operations, which are generated by the production and enhancement of properties within our five key areas across Western Canada. Harvest trust units trade on the Toronto Stock Exchange ("TSX") under the symbol "HTE.UN" and on the New York Stock Exchange ("NYSE") under the symbol "HTE". Please visit our website for further information and a recent corporate presentation.

Investor & Media Contacts:

John Zahary	Robert Fotheringham
President & CEO	Vice President, Finance & CFO

Cindy Gray
Investor Relations Advisor

Corporate Head Office:
Harvest Energy Trust
2100, 330 – 5th Avenue S.W.
Calgary, AB Canada T2P 0L4

Phone: (403) 265-1178
Toll Free: (866) 666-1178
Fax: (403) 265-3490
Email: information@harvestenergy.ca
Website: www.harvestenergy.ca